INVEST IN **APPMAIL**

The Smart and Simple Email Marketing Platform Powered by AI


One Click
Feb 2024
S M T W T F S
AI Crafts
Smart
Campaign
Strategies

appmail.co New York, NY

Highlights

1. Invested by JetBlue Ventures and EL AL Israel Airlines' Venture Arm
2. Partnered with AirAsia, LATAM, IAG, and ANA and other top-tier brands
3. Previously secured major brands' contracts with 50m-100m customers in the pipeline
4. Raised $1.5M funding
5. Collaborated with Google for a variety of marketing and GTM initiatives

6 Received multiple awards by top institutions, including IATA, and FTE

7 Seasoned team with experience in product development, AI and innovative email technologies

8 Advised by successful entrepreneur Jeff Hoffman (Founding team member of Priceline/Booking.com)

Featured Investors

 **jetBlue Ventures** [Follow]

Venture Arm of jetBlue

"We invested in AppMail because it simplifies the user experience to provide a more seamless, end-to-end customer journey."

 **Jeff Hoffman** in
Syndicate Lead [Follow]   Invested $36,000 ⓘ

Entrepreneur and CEO, helped founded Priceline.com. He chairs the Global Entrepreneurship Network, supports global economic initiatives, and speaks worldwide on innovation. Hoffman produces films and organizes events with Stars like Elton and Britney

"I have previously invested in AppMail and am very excited about its future. Email marketing is still the workhorse of many companies worldwide, and now AppMail has used AI to dramatically reduce the workload required to create and manage smart email marketing campaigns. For companies already depending on email marketing campaigns, AppMail will greatly improve their efficiency and accuracy. For companies who don't currently use email marketing campaigns due to the resources required to create. launch, and manage email marketing campaigns, AppMail becomes their virtual, intelligent email marketing team, allowing smaller companies to launch and manage powerful campaigns without needing to hire additional people.

AppMail has truly pioneered the future of email marketing."

 Other investors include ELAL Israel (Venture Arm of ELAL)

Our Team



Shi Li   CEO & Co-Founder

• Built team and launched marketing products in USA and Asia • Worked with JetBlue • Raised venture fundings and angel investment



Duncan Sham   Chief Product Officer & Co-Founder

• Award-winning designer • Designed enterprise solutions for AirAsia, LATAM, ANA • A decade of design, agency and branding experience



Eva Agapaki   Technical Advisor

• Ph.D. in Machine Learning • AI Professor (University of Florida/NVIDIA)



Ishaan Suri   Technical Product Manager

• Product Manager at Campaign Monitor • 3X $0-$10M Product Leader for the businesses in Asia, Africa & NA Markets

The Fast & Easy Way to Build Effective Email Marketing

Campaigns!


The Power of
An Email Marketing Army at a Click
Powered by Ai
Generate Campaign Strategies with a Single Click
BLACK FRIDAY TEASER
Offer early deals to VIP customers
CREATE CAMPAIGN
Create Email Content with Just a Click
CAMPAIGN CONTENT
CREATE

AppMail revolutionizes the email marketing workflow, enabling e-commerce business owners to execute marketing strategies and email designs with just a click. We're transforming weeks of work into a few seconds, and turning novice marketers into seasoned pros.

Problem


"Marketing is the No.1 Struggle for SME Store Owners
shopify

From handcrafted jewelry stores and fashion boutiques, to health and wellness shops, millions of small online store owners grapple with the intricacies of email marketing—facing challenges such as a lack of expertise, creative blocks, and hiring costly freelancers. Running a business is already a significant task, leaving very little time for other crucial responsibilities!

Solution

AppMail, an AI-powered email marketing platform designed for small e-commerce businesses. Built on simplicity and intelligence, we make generating marketing strategies and crafting email campaigns as effortless as a click. Think of it as a marketing agency at your fingertips, but 10 times better, faster, and more cost-effective.

Welcome to the future of email marketing, where efficiency meets effectiveness!



AppMail's AI Marketing Strategist Crafts Hyper-Personalized Strategies:

Our campaign strategies harness rich data points, transforming insights such as product catalogs, customer behavior, and key marketing dates into unique creative campaign ideas.



Ready-To-Send
Email Content at a Click
Create
SNEAKER CITY
Kicking off the Year
with Some Great Deals
Captivating Subject Lines
Attention-Grabbing Headers
Compelling Copy
ADD TO CART

Effortless Campaign Content:

AppMail doesn't stop at the strategy. With another click, an email campaign is crafted and populated with captivating messaging, saving hours of copywriting and design time.



Intelligent
Matchmaking Capabilities


Audience
Products

AppMail AI predicts ideal audience segments, crafting campaigns that match the right audience with the right product, maximizing the likelihood to buy.

Benefits


Better, Faster, Cheaper with AI
Freelancers / Agencies
appmail
Source, interview and onboard talent
PRODUCTIVITY GAIN
AppMail AI, is your all-in-one talent
Days-to-Weeks of work required
SAVE TIME
One-Click Strategy & Content Creation
$1,000-$2,500/m
SAVE COST
$20-99/m

Marketing Novice to Seasoned Pro

Effortlessly generate data-driven email campaigns, surpassing the capabilities of freelancers and marketing agencies.

Boost in Productivity and Work Efficiency

From one-click email strategies, to one-click campaign creation, saving weeks of work.

Intuitive AI Marketing Calendar

Never miss an engagement opportunity with our user-friendly

marketing calendar, ensuring timely customer connections.

Cost Savings on Freelancers

Harness the power of cutting-edge AI technology for exceptional results at a fraction of the cost of hiring freelancers.

Creative Spark

Overcoming creative blocks with AppMail, sparking engaging campaign ideas.

Market Opportunity



Market Opportunity
TAM
$120B
SAM
$60B
SOM
$150MM
• 10M active marketing project posted/month
• Avg. cost of $2000 for a marketing project
• 2M active Shopify stores in US
• $2500/m paid to agencies
• 50,000 SME stores in US
• $250/m Premium account access

Starting with our primary focus, our Serviceable Obtainable Market (SOM) revolves around Shopify merchants, solopreneurs, and novice freelancers actively seeking streamlined email marketing solutions. Our objective is to capture a significant portion of this segment, consisting of approximately 50,000 businesses, aiming for a revenue target of $150M. This marks a substantial share in our initial phase.

GTM Strategy


OUR KEY CUSTOMER ACQUISITION STRATEGIES
SHOPIFY APP MARKETPLACE
Tapping into Shopify's customer base
INSTAGRAM & FACEBOOK
Targeted campaigns with $40 CAC
UPWORK & FIVERR
Connect with e-commerce businesses via Upwork and Fiverr's marketplace
PLATFORM INTEGRATION
Unlocking user groups on Mailchimp, Klaviyo, WooCommerce, TK, Etsy...

As we set sail in the market, our Go-To-Market (GTM) strategy is clear. We're homing in on the heartbeat of e-commerce — targeting platforms like Shopify and key social channels where small businesses flourish. By aligning ourselves with these hubs, we weave ourselves into our customers' daily operations, ensuring a natural adoption.

Every strategic integration by AppMail opens a gateway to a vibrant community of online entrepreneurs, providing them the effortless opportunity to elevate their email marketing game.

Revenue Model


SUBSCRIPTION & TOKEN-BASED MODEL
BASIC – $20/m
Strategy planning
PREMIUM – $99/m
Strategy planning + Content creation
TOKEN-BASED REVENUE MODEL
Token purchase for AI generation

Subscription service is the core of our revenue generation model, with an underlining token-based model.

Basic Plan:

This enables users to access the AI marketing calendar and generate personalized marketing strategies.

generate personalized marketing strategies.

Premium Plan:

This gives the users full access to AppMail's platform and comprehensive suite of AI tools, from generating personalized marketing strategies, content creation, to email campaign creation.

Token-Based Revenue Model:

With each plan, whether it's the basic or premium, there will be a set amount of tokens (Credits) allocated to the plan per month. These tokens power the generation of the campaign strategies, email content and other features that require AppMail's AI engine. If or when the user exhausts their token limit, they will have the opportunity to purchase additional tokens. This is a common model for AI based SaaS platforms.

Competitive Landscape


Enterprise (Pro Marketer)
Marketing Expertize
SME (Novice Marketer)
High
Productivity
Low
Simplicity
User Experience
Unfriendly
appmail
Jasper
INTUIT mailchimp
klaviyo
Freelancer
Not Smart
Smart

In the competitive landscape, AppMail shines with its SMART and SIMPLICITY approach, driven by AI, resulting in substantial productivity gains.

While Mailchimp and Klaviyo demand extensive manual input from seasoned marketers, AppMail revolutionizes the workflow, streamlining strategy to execution, thereby saving invaluable time and resources.

What sets us apart is our unwavering commitment to simplicity, making sophisticated email marketing accessible to all. While Mailchimp and Klaviyo offer user-friendly interfaces, fully mastering their tools requires considerable email marketing expertise. Meanwhile, Jasper prioritizes content creation but lacks comprehensive campaign execution tools.

Key Exits



IPO
mailchimp
klaviyo
$10BN EXIT
2021-2023
$10K-30K/USER
User value
M&A
MessageBird
SPARKPOST
$600M M&A
MessageBird Acquires SparkPost
CM Group merges with Cheetah Digital
20K USERS
$18M ARR

Let's explore the realm of exit opportunities in our industry and highlight the lucrative potential. The landscape of email marketing platforms has witnessed notable events, such as Mailchimp's acquisition, a leader in our field, fetching a remarkable $12 billion. Likewise, Klaviyo's IPO, valued at $9 billion, highlights the expansive opportunities for companies like AppMail, pioneering at the intersection of technology and marketing.



USE OF PROCEEDS
Op Ex



Let's Innovate Email Marketing Together!

We're at the forefront of a marketing revolution, armed with an innovative product, a clear roadmap for growth, and a team seasoned in working with top-tier brands. Backed by reputable angels, VCs and advisors, we're ready to lead the charge.

But let's not just watch AI's evolution in marketing—let's spearhead it, together. We invite you to join us in shaping a narrative that champions small business owners.

Make sure to subscribe to our campaign for the latest news and announcements!